

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2011

Scott N. Beck
Chief Executive Officer
Cornerworld Corporation
12404 Park Central Suite 400
Dallas, TX

> **Re:** **Cornerworld Corporation**
> **Form 10-K**
> **Filed August 13, 2010**
> **Schedule 14A**
> **File No. 333-128614**

Dear Mr. Beck:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 2

1. We note your statement that you do not own the entities comprising the T2 Group. Earlier you define the "T2 Group" as T2 Communication and T2 TV. However, on page 1, you state that, as part of the Woodland Acquisition, you acquired all of the issued and outstanding interests in T2 TV, L.L.C, or T2 TV. Please clarify this statement in your future filings.

Forward-Looking Statements, page 3

2. Because your common stock is considered a penny stock the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is unavailable to you. Please remove references to the Private Securities Litigation Reform Act of 1995 from your future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 6

3. In future filings, please enhance your MD&A to discuss the likely impact of known trends, demands, commitment, events or uncertainties which are reasonably likely to have material effects on your financial conditions or results of operations. For example, it appears that your business has changed significantly over the last two years as a result of your Enversa and Woodlands' acquisition. However, you do not provide a thorough discussion of how you believe these acquisitions will impact your revenues or income going forward. For more information, refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003), and Section III of the Interpretative Rule on Management's Discussion and Analysis (Release Nos. 33-6835, 34-26831, dated May 18, 1989).

Fiscal Year 2010 Highlights, page 7

4. We note your disclosure that one of your debt holders agreed to an amortization of their debt as opposed to being paid an earnings-based formula driven "scrape". If material, please provide additional disclosure regarding the specific changes to the relevant terms of the outstanding debt in your future filings. In addition, please tell us what consideration, if any, the company paid to the debt holder for this change.

Results of Operations – Year ended April 30, 2010 compared to April 30, 2009, page 10

5. We also note your statement that you believe that a discussion of period to period changes in your direct marketing and communication services segments would be misleading. However, we note that the company's sales increased from $3.9 million in 2009 to over $11.4 million in 2010. Further, your financial statements reflect significant period to period changes in other line items in your consolidated statements of operations and consolidated statements of cash flow. One of the purposes of MD&A is to provide a narrative explanation of the company's financial statements that enables investors to see the company through the eyes of management. Currently, your disclosure does not appear to provide a complete picture of your company's financial performance over the last two years. In your future filings, please revise your MD&A to clearly disclose and quantify each material factor that contributed to changes in revenue and operating income over the period discussed in your annual report and provide insight into the underlying business drivers or conditions that contributed to these changes, or tell us why you believe such revision is not warranted.

Liquidity and Capital Resources, page 11

6. In your future filings, please provide a more detailed assessment of your financial condition and liquidity outlook. For example, we note that you have a working capital

deficit of $4.2 million and only $0.6 million of cash on hand. Please tell us how long management expects that its current cash will sustain the company and how much additional financing the company will require to meet its current and future cash needs. If you are unable to obtain additional funds, explain how that will impact your ability to perform existing contracts, acquire new business, and develop new products and services.

7. Please provide additional disclosure regarding the purchase of your general ledger platform, if material.

Schedule 14A

Executive Compensation, page 11

8. We note your disclosure that none of your other executive officers were awarded, earned or were paid over $100,000 during the period covered by this disclosure. However, on page F-20 of your Annual Report on Form 10-K, you disclose that your chief marketing officer had an employment agreement that paid him $200,000. Please explain this apparent discrepancy.

9. In your future filings, please provide a narrative description of the information in your summary compensation table pursuant to Item 402(o) of Regulation S-K, including a description of employment agreements with your named executive officers and your bonus program.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities and Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, accountant, at (202) 551-3365 or Kyle Moffatt, accountant branch chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert Bartelmes for
Larry Spirgel
Assistant Director